Exhibit 21.1.1

Subsidiaries of the Registrant
Subsidiary	State of Incorporation

TESSCO Incorporated	Delaware
Wireless Solutions Inc.	Maryland
TESSCO Service Solutions, Inc.	Delaware
TESSCO de Mexico S.A. de C.V.	Mexico
TESSCO Communications Incorporated	Delaware
TESSCO Financial Corporation	Delaware
TESSCO Business Services LLC	Delaware
TESSCO Integrated Solutions, LP	Delaware
GW Services Solutions, Inc.	Delaware
TCPM, Inc.	Delaware